NEWS RELEASE

Crosshair Finds Additional Uranium Mineralization
On Its Central Mineral Belt Joint Venture Project, Labrador

December 15, 2011	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE Amex: CXZ) (TSX: CXX) is pleased to announce that it has identified additional uranium mineralization on its Central Mineral Belt Joint Venture Project (“CMB JV”) located in Labrador, Canada. One of the highest priority target areas of the 2011 CMB JV program was the Two Time property.  Seven diamond drill holes, totaling 2,961 metres, were completed on this property, with the aim of investigating the down dip extension of the NI 43-101 compliant resource previously reported. Results from this most recent drilling confirmed uranium mineralization to depths of over 500 metres. Assay highlights include:

Drill Hole	From (metres)	To (metres)	Length (metres)	U3O8%
CMB-11-43	546.5	551	4.5	0.069
CMB-11-44	229	233	4	0.059
including	239.5	241	1.5	0.057
	245.5	246.5	1	0.047
including	245.5	246	0.5	0.063
	281	282.5	1.5	0.055
	298	299.5	1.5	0.069
including	299	299.5	0.5	0.150
CMB-11-45	219	220.5	1.5	0.048
CMB-11-47	144	145	1	0.056
	466.5	473.5	7	0.033
	476.5	477	0.5	0.055
CMB-11-48	280.5	281	0.5	0.079
including	325.5	326	0.5	0.069
	458.5	490	31.5	0.031
including	470.5	472.5	2	0.067
and	483.5	487	3.5	0.051
and	499.5	502.5	3	0.061

“We are very pleased with the results of this year’s drilling, as our data indicate the mineralization has been extended beyond the current resource envelope”, stated Stewart Wallis, President and CEO of Crosshair. “Our next task will be to combine these new results with the existing dataset to upgrade the resource.”

In June, 2009 an initial NI 43-101 compliant report outlined an indicated uranium resource of 2.33 M lbs (1.82 MT grading 0.058% U3O8) and an additional inferred uranium resource of 3.73 M lbs (3.16 MT grading 0.053% U3O8) on the Two Time property. This initial resource was based on data above 300 metres of depth.

A second component of the 2011 drilling program was to investigate a number of coincident airborne radiometric geophysical and rock geochemical anomalies outside the Two Time property. Fourteen diamond drill holes, totaling 1,245 metres, were completed on four separate prospects within the CMB-JV project area. Three of the fourteen drill holes intersected thin uranium mineralized zones. The most notable being from the Firestone prospect, where drill hole FS-11-007 intersected a three and a half metre interval that returned 0.084% U3O8. Contained within this interval was a 0.5 metre interval that returned 0.519% U3O8. Drilling at the Firestone prospect, as well as the three eastern-most prospects of South Brook, Running Man and Big Bear, was preliminary, with the program cut short due to inclement weather. Mr. Wallis stated, “We are pleased that with only limited drilling on these eastern properties there is sufficient encouragement to continue further work.”

The true width of the mineralized zone is 60% to 90% of the lengths stated above. Uranium analysis was carried out by Activation Labs of Ancaster, Ontario utilizing the delayed neutron counting (DNC) method, while multi-element analysis was performed using Inductively Coupled Plasma Mass Spectrometry (ICP-MS). Samples that exceeded the upper limit for uranium were re-assayed using X-ray fluorescence (XRF). Standards, blanks, and duplicate assays were included at regular intervals in each sample batch submitted from the field as part of Crosshair’s ongoing Quality Assurance/Quality Control program.

Complete assay highlights with drill plan maps and additional information on the CMB JV Uranium Project can be found on the Crosshair website at: http://www.crosshairenergy.com/s/CMBJointVenture.asp and in the Technical Report on the CMBNW Property, Labrador, Canada prepared for Crosshair and Silver Spruce dated June 22, 2009 and filed on SEDAR at www.sedar.com. The CMB JV is a joint venture with Silver Spruce Resources, whereby Crosshair retains a 63% ownership and Silver Spruce 37%.

Stewart Wallis, P.Geo. President and CEO of Crosshair and a Qualified Person as defined by NI 43-101, has reviewed and approved the technical information contained in this news release.  Mr. Wallis has verified that the results disclosed in the news release have been accurately summarized from the official assay certificates provided to Crosshair.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium, vanadium and gold in the US and Canada.  Its flagship projects, Bootheel and Juniper Ridge, are both located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods. The CMB Uranium/Vanadium Project and the CMB JV Uranium Project are located in Labrador, Canada and have four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, the details of the drill program, the exploration potential of the Company's properties and the production potential of Bootheel. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended March 31, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.